UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A
                               (Amendment No. 5)


                    Under the Securities Exchange Act of 1934



                         Goodrich Petroleum Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.20 per share
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                         (Title of Class of Securities)

                                   382410 10 8
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                                 (CUSIP Number)


                               October 10, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ( ) Rule 13d-1(b)

         (x) Rule 13d-1(c)

         ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  896106101
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     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)
              Duane Roberts

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
              (a) ( )
              (b) ( )

     3.  SEC Use Only

     4.  Citizenship or Place of Organization
              United States of America


Number of Shares Beneficially Owned by Each Reporting Person With:

          5.   Sole Voting Power
                 117,500

          6.   Shared Voting Power
                  873,393

          7.   Sole Dispositive Power
                 117,500

          8.   Shared Dispositive Power
                  873,393

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
             873,393

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             ( )

     11. Percent of Class Represented by Amount in Row (11)
              7.1

     12. Type of Reporting Person (See Instructions)
             IV

                                  SCHEDULE 13G

     This  Schedule  13G is filed on behalf of EIC/GDP Investors, LLC

Item 1.

     (a) Name of Issuer
              Goodrich Petroleum Corporation

     (b) Address of Issuer's Principal Executive Offices
              815 Walker Street, Suite 1040
              Houston, Texas 77002

Item 2.

     (a) Name of Person Filing
              Duane Roberts

     (b) Address of Principal Business Office or, if none, Residence 4100 Newport Place, Suite 400
              Newport Beach, CA  92660

     (c) Citizenship
              United States of America

     (d) Title of Class of Securities
              Common Stock, par value $.20 per share

     (e) CUSIP Number
              382410 10 8

Item 3.  If  this   statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a: N/A

     (a) ( ) Broker or dealer registered under section 15 of the Act (15 U.S.C.
               78o);
     (b) ( ) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) ( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) ( ) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e) ( ) An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) ( ) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) ( ) A parent holding company or control person   in   accordance   with
               ss.240.13d-1(b)(1)(ii)(G);

     (h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) ( ) Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a) Amount beneficially owned: 873,393*

     (b) Percent of class: 7.1

     (c) Number of shares as to which each person has:
          (i)   Sole power to vote or to direct the vote: 117,500
          (ii)  Shared power to vote or to direct the vote: 873,393
          (iii) Sole power to dispose or to direct the disposition of: 117,500
          (iv)  Shared power to dispose or to direct the disposition of: 873,393

* Such 873,393 shares of Common Stock includes: (i)117,500 shares of Common Stock held by Mr. Roberts; (ii) 538,276 shares of Common Stock held by EIC/GDP Investors, LLC over which Mr. Roberts exercises shared voting and investment power. (ii) 207,617 shares of Common Stock held by Entreprenuerial Investment Corporation over which Mr. Roberts exercises shared voting and investment power; and (iii) 10,000 shares of Common Stock held by Mr. Roberts' wife.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Duane Roberts

Date: October 10, 2000                     By: /s/  Duane Roberts
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